Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 24, 2013

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”) Securities Act Registration No: 333-17391 Investment Company Act Registration No: 811-07959 Orinda Income Opportunities Fund (S000041252)

Dear Mr. Foor:

This correspondence is being filed in response to your oral comments and suggestions of September 20, 2013, to the Trust’s Post-Effective Amendment (“PEA”) No. 529 to its registration statement.  PEA 529 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on August 7, 2013, for the purpose of registering a new share class for the Trust’s series: Orinda Income Opportunities Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, please revise the Fund’s “Annual Fund Operating Expenses” table to include the following required disclosure under the “Redemption Fee” caption, as it is currently missing: “Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment).”

Response: The Trust responds by including this required disclosure.

2.
Staff Comment:  With respect to the Fund’s “Annual Fund Operating Expenses” table on page 1, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s “Annual Fund Operating Expenses” table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment again and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by DWS Securities Trust (e.g., DWS RREEF Real Estate Securities Income Fund), Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund) and Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund).

3.
Staff Comment: With respect to the Fund’s “Annual Fund Operating Expenses” table on page 1 and the reference to the use of leverage as part of the portfolio management process in the Fund’s principal investment strategy on page 2, please confirm that the expense table includes the interest expenses associated with leverage use.

Response:  The Trust confirms that the Annual Fund Operating Expenses table includes an estimated amount attributable to interest expenses associated with leverage use (borrowing on a line of credit).  In addition, the caption has been updated to reflect “Interest Expense and Dividends on Securities Sold Short”.  The footnote to the table has also been updated accordingly.

Similarly Managed Performance

4.
Staff Comment: With respect to the Fund’s “Similarly Managed Performance” section starting on page 14, please include the reference as to “average annual total returns” for the performance in the first chart as of 12/31/12.

Response:  The Trust responds by adding the reference “Average Annual Total Returns” to the heading of the first performance chart on page 15 in the “Similarly Managed Performance” section.  Similarly, the reference “Calendar Year Total Returns” has been added to the heading of the second performance chart on page 15.

Fund Expenses

5.
 Staff Comments:  The Staff believes that the table on page 16 regarding Fund Expenses is misleading and potentially confusing to shareholders, because interest expense and dividends on securities sold short are direct Fund expenses but acquired fund fees and expenses are not a direct Fund expense.   The Staff requests that the Trust consider using narrative disclosure to describe the difference between the Fund’s expense cap and the last line of the Annual Fund Operating Expenses table, instead of showing this second expense chart.

Response: The Trust responds by modifying the introductory paragraph as follows and deleting the table:

“The Fund is responsible for its own operating expenses.  However, the Adviser has contractually agreed to waive all or a portion of its management fees and~~/or~~ pay Fund expenses (excluding AFFE, interest, taxes, interest ~~and dividend~~ expense, dividends on securities sold ~~on~~ short ~~positions~~ and extraordinary expenses) in order to limit the Net Annual Fund Operating Expenses to 1.90% and 1.60% of average daily net assets of the Fund’s Class A and Class I shares, respectively, through at least September 30, 2014.  ~~Under applicable law, the fee table at the beginning of this prospectus is required to include certain expenses (such as AFFE and interest and dividend expenses) that are not reflected as direct operating expenses in the Fund’s financial statements.  As a result, Net Annual Fund Operating Expenses areappear to be higher than the Expense Caps described above because of the additional expenses attributable to AFFE and Interest on Borrowings and Dividend Expense on Short Positions.  The following chart illustrates the Fund’s expenses for each class and the effect of the Expense Caps:~~”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust